FILED BY:  MID ATLANTIC MEDICAL SERVICES, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934

                           SUBJECT COMPANY: MID ATLANTIC MEDICAL SERVICES, INC. COMMISSION FILE NO. 1-13340



                          IMPORTANT MERGER INFORMATION
                          ----------------------------

In connection with the proposed transaction, UnitedHealth Group Incorporated ("UnitedHealth Group") and Mid Atlantic Medical Services, Inc. ("MAMSI") have filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement that contains a definitive proxy statement/prospectus, which was filed on January 20, 2004. The definitive proxy statement/prospectus has been sent to holders of MAMSI common stock. Holders of MAMSI common stock are urged to read the definitive proxy statement/prospectus and any other relevant materials filed by UnitedHealth Group or MAMSI with the SEC because they contain, or will contain, important information about
UnitedHealth Group, MAMSI and the transaction. The definitive proxy statement/prospectus is available for free (along with any other documents and reports filed by UnitedHealth Group and MAMSI with the SEC) at the SEC's website, www.sec.gov. In addition, you may obtain documents filed with the SEC by MAMSI free of charge by requesting them in writing from Mid Atlantic Medical Services, Inc., 4 Taft Court, Rockville, Maryland, 20850, Attention: Corporate Secretary, or by telephone at (301) 762-8205. You may obtain documents filed with the SEC by UnitedHealth Group free of charge by requesting them in writing from UnitedHealth Group Incorporated, UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343, Attention: Corporate Secretary, or by telephone at (952) 936-1300.

MAMSI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the ownership of MAMSI common stock by directors and executive officers of MAMSI, as well as additional information regarding the interests of such participants, is set forth in the definitive proxy statement/prospectus.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of MAMSI common stock in connection with the proposed transaction. Information about the directors and executive officers of UnitedHealth Group, as well as additional information regarding the interests of such participants, is set forth in the definitive proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                           FORWARD-LOOKING STATEMENTS
                           --------------------------

This document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Generally the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. A list and description of some of the risks and uncertainties can be found in our reports filed with the SEC from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

                                   MEMORANDUM

TO:  Employees of MAMSI and HomeCall
FROM: Ellen Hurtt
SENT: Monday, January 26, 2004 5:29 PM
SUBJECT: IMPORTANT To All MAMSI Stock Option Holders
IMPORTANCE: High

We are suspending the availability of the stock option cashless exercise program that MAMSI has in place with Smith Barney effective at the close of business on Tuesday, February 3, 2004. No cashless exercises will be permitted after this time. If you currently have vested options and would like to exercise them prior to the merger, you will have to do so by 4:00 on February 3, 2004. This will not affect the cashless exercise program that will be in effect on the day of the closing of the merger.
REMINDER - I MUST HAVE ALL STOCK OPTION ELECTION FORMS NO LATER THAN FEBRUARY 4, 2004.

Ellen Hurtt
MAMSI
4 Taft Ct.
Rockville, MD 20852
P: 301-294-5077
F: 301-545-5385